Tomasz Woźniak

Partner

+44.20.3201.5597

Email: tomasz.wozniak@morganlewis.com

February 8, 2022

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Selina Holding Company, UK Societas
Draft Registration Statement on Form F-4
Submitted February 8, 2022
CIK No. 0001909417

Ladies and Gentlemen:

On behalf of Selina Holding Company, UK Societas, a business company incorporated in England (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-4 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

In reliance on Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company has omitted from the Registration Statement certain unaudited interim financial information and unaudited pro forma financial information relating to the Company and BOA Acquisition Corp. for the fiscal periods ending June 30, 2021, because it reasonably believes that such financial information will not be required to be included in the Registration Statement at the time of the contemplated offering. The Company undertakes to include all required financial information, including, without limitation, audited financial statements as of and for the period ended December 31, 2021 upon their availability, in an amended draft of the Registration Statement to be submitted for review by the Staff.

Morgan, Lewis & Bockius UK LLP
Condor House 5-10 St Paul’s Churchyard London EC4M 8AL, England	T +44(0)20 3201 5000 F +44(0)20 3201 5001

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP. A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address. Further information about Morgan Lewis can be found on www.morganlewis.com.

February 8, 2022

Please do not hesitate to contact me by telephone at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tomasz Woźniak

Tomasz Woźniak

Partner

Morgan, Lewis & Bockius UK LLP